

January 4, 2013

Via E-mail
C. Daniel Myers
Chief Executive Officer
Alimera Sciences, Inc.
6120 Windward Parkway, Suite 290
Alpharetta, GA 30005

> **Re:     Alimera Sciences, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 20, 2012**
> **File No. 333-184996**

Dear Mr. Myers:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

1. We note your response to Comment 1 and associated revisions to the Registration Statement.  In addition to these changes, please expand your disclosure to state clearly that with respect to shares of common stock underlying the Warrants, only shares of common stock as to which Warrant holders elect to receive directly upon the exercise of their Warrants are being offered hereby.

2. Please revise your Executive Compensation discussion to provide executive compensation disclosure for the 2012 fiscal year.  For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 117.05.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Dan Greenspan at (202) 551-3623, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc:     Gregg Griner, Esq.
        Gunderson Dettmer Stough
        Villeneuve Franklin & Hachigian, LLP
        850 Winter Street
        Waltham, MA 02451